MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Catalyst Paper Corporation (“Catalyst” or the “Company”)

2nd Floor – 3600 Lysander Lane

Richmond, British Columbia

V7B 1C3

2.	Date of Material Change:

November 23, 2009

3.	News Release:

A news release relating to the material change described in this report was issued on November 23, 2009 through the facilities of CNW Group.

4.	Summary of Material Change:

On November 23, 2009, the Company announced that it has commenced an Exchange Offer to exchange its Old Notes for New Notes and Common Shares and a consent solicitation from holders of the Old Notes to certain amendments to the indenture governing the Old Notes. If the Exchange Offer is successful, the Company intends to conduct a Rights Offering pursuant to which the Company will distribute to its shareholders rights to purchase Common Shares for up to an aggregate subscription price of CDN$100 million.

The New Notes and Common Shares to be issued in connection with the Exchange Offer will not be registered with the United States Securities and Exchange Commission under the U.S. Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

The Company announced that is has commenced an offer (the “Exchange Offer”) to exchange its outstanding 8 5/8% Senior Notes due June 15, 2011 (the “Old Notes”) held by Eligible Holders (as defined below) for its new 10% Senior Secured Notes due December 15, 2016 (the “New Notes”) and common shares (“Common Shares”).  For each US$1,000 in principal amount of Old Notes tendered and accepted, Catalyst is offering (i) US$700 in principal amount of New Notes; (ii) an Early Tender Premium of US$25 in principal amount of New Notes to Eligible Holders who tender their Old Notes at or prior to 5:00 P.M., New York City time, on December 9, 2009, unless extended; and (iii) 269 Common Shares. Assuming 100% participation in the Exchange Offer, the maximum aggregate principal amount of New Notes being offered is US$256,815,000, inclusive of the Early Tender Premium, and the maximum number of Common Shares being offered is 95,287,332 shares.

The New Notes will be secured on a first-priority basis by a security interest in (1) substantially all of Catalyst’s real property, plant and equipment at its Crofton, Elk Falls, Port Alberni and Powell River mill locations, (2) substantially all of Catalyst’s plant (leasehold interest only) and equipment at its paper recycling division and (3) other plant, property or equipment as Catalyst or the guarantors of the New Notes may acquire upon reinvestment of any proceeds of a permitted sale of collateral (subject to certain exceptions).

In connection with the Exchange Offer, the Company is also soliciting consents (“Consents”) from holders of the Old Notes to amend certain terms of the indenture governing the Old Notes by, among other things, eliminating substantially all of the negative covenants contained in the indenture (other than the Liens, Sale of Assets and Change of Control Offer covenants), certain defaults and events of default and certain conditions to a legal or covenant defeasement, as well as modifying the definition of “Credit Facilities” in the indenture governing the Old Notes.

If the Exchange Offer is consummated, Catalyst intends to conduct a rights offering (the “Rights Offering”) pursuant to which Catalyst will distribute to its shareholders rights to purchase Common Shares for up to an aggregate subscription price of CDN$100 million. Catalyst’s largest shareholder, Third Avenue International Value Fund (“Third Avenue”), has agreed to participate in the Rights Offering and to oversubscribe in an amount not yet determined by it. Third Avenue has advised Catalyst that its participation in the Rights Offering will be subject to several conditions, including, among others, its reasonable satisfaction with the exercise price of the rights and the documentation evidencing its subscription obligations. Therefore, Third Avenue’s participation, if any, in the contemplated Rights Offering, and the terms and conditions of its participation, are not yet determined. Subject to reaching a satisfactory agreement with Third Avenue, it is Catalyst’s intention to commence the Rights Offering as soon as possible after the completion of the Exchange Offer and to distribute the rights to shareholders of record as of a date subsequent to the date Common Shares are issued to holders of Old Notes participating in the Exchange Offer. The subscription price for a Common Share upon the exercise of a right has not been determined and will be determined by Catalyst based upon various factors, including the trading price of the Common Shares at the time the Rights Offering is commenced and discussions with Third Avenue.

The Exchange Offer will be made, and the New Notes and Common Shares issued in connection with the Exchange Offer are being offered and will be issued, in transactions exempt from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Accordingly, the Exchange Offer is only being made to holders of Old Notes (i) that are both “qualified institutional buyers,” as that term is defined in Rule 144A under the U.S. Securities Act, and “accredited investors,” as that term is defined in Rule 501(a) under the U.S. Securities Act, or (ii) outside the United States, that are persons other than “U.S. persons,” as that term is defined in Rule 902 under the U.S. Securities Act, in offshore transactions in reliance upon Regulation S under the U.S. Securities Act (collectively, the “Eligible Holders”). In Canada, the Exchange Offer will be made pursuant to the exemption from the prospectus and registration requirement found in section 2.14 of National Instrument 45-106 Prospectus and Registration Exemptions.

The Exchange Offer will expire at 9 a.m., New York City time, on December 24, 2009, unless extended by Catalyst. Old Notes tendered and Consents may be withdrawn and revoked at any time prior to 5:00 p.m., New York City time, on December 9, 2009 (such date and time, as it may be extended by Catalyst, the “Withdrawal Date”). Old Notes tendered and consents delivered after the Withdrawal Date may not be withdrawn or revoked.

The Exchange Offer is subject to certain conditions, which Catalyst may assert or waive, including the condition that Catalyst receive tenders and Consents in respect of at least 85% of the outstanding aggregate principal amount of the Old Notes and the receipt of required Toronto Stock Exchange approvals.

MacKenzie Partners, Inc. is serving as the information agent in connection with the Exchange Offer and Consent solicitation.  Genuity Capital Markets is acting as financial adviser to Catalyst.

The New Notes and Common Shares to be issued in connection with the Exchange Offer will not be registered with the United States Securities and Exchange Commission under the U.S. Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This report does not constitute an offer, or the solicitation of an offer, to buy or sell any security or to subscribe to the Rights Offering. This report is also not a solicitation of Consents to the proposed amendments to the indenture. Offers in connection with the Exchange Offer are being made solely by an offering memorandum and letter of transmittal mailed to Eligible Holders.  No recommendation is being made by Catalyst as to whether holders of the Old Notes should tender their Old Notes, give their Consent or subscribe to the Rights Offering.  The Rights Offering, if conducted, will be conducted pursuant to a prospectus and/or a registration statement filed with the appropriate regulatory authorities in Canada and the United States that is separate and independent from the offering memorandum relating to the Exchange Offer.

5.2 Disclosure for Restructuring Transactions:

Not Applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

The following senior officer of Catalyst Paper is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Valerie Seager
Vice President and General Counsel
Telephone: 604-247-4017
Fax: 604-247-0551

9.	Date of Report:

November 25, 2009